

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Michael J. Foster
Senior Vice President, General Counsel & Secretary
Tronox Limited
One Stamford Plaza
263 Tresser Boulevard, Suite 1106
Stamford, Connecticut 06901

> **Re: Tronox Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 1, 2013**
> **File No. 333-189308**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed August 1, 2013**
> **File No. 001-35573**

Dear Mr. Foster:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note that in response to comment one of our letter dated July 10, 2013 you have proposed to amend Section 10.05(g) of the Indenture to exclude Tronox Limited. However, we note that Sections 10.05(a)(ii) and 10.05(f) also allow for the release of the parent guarantor in certain circumstances. Please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees as required to rely on Rule 3-10 of Regulation S-X in light of the existence of these parent guarantor release provisions.

Exhibit 5.1

2. Please remove the language on page 9 of the opinion that making the assumptions does not imply that you are not aware of any circumstance that might affect whether the assumptions are correct. To the extent that you know that certain of the assumptions are incorrect, you should disclose this fact.

3. We note the assumptions in Section 2(b), 2(c), 2(d), 2(f) And 2(h) on pages 7-8 of the opinion. Please advise why such assumptions are necessary for counsel to render its opinion, or, in the alternative, please delete such assumptions.

Exhibit 5.3

4. Please remove the language in Section 1.4 stating that counsel has not made any searches or enquiries of any public body or registry in relation to the company. We will not object if counsel is silent as to the scope of its diligence in preparing the opinion, but counsel's opinion should not limit the diligence such that it does not cover the customary diligence required for issuing such an opinion.

5. We note that Sections 3.2, 3.3, 3.4 and 3.5 and 3.7 state that only the Issuer and the "initial parties who exchange the existing notes under the Indenture for Exchange Notes" are entitled to rely on the opinion. Such a limitation on reliance is not acceptable as all purchasers of securities in the offering are entitled to rely on the opinion. Please delete this limitation. See Staff Legal Bulletin No. 19 (Oct. 2011).

6. Please have counsel remove the second assumption on page six of the opinion regarding insolvency proceedings, and the assumption in paragraph six on page seven of the opinion regarding restrictions set forth in the company's constitutional documents or other agreements, as these matters can be determined through diligence of counsel. Please also advise why the assumption in paragraph seven on page seven of the opinion is necessary, or, in the alternative, please delete such assumption.

Exhibit 5.4

7. We note the assumption in paragraph (h) on page three and the qualification in paragraph (B) on page four.   Please advise why such assumptions and qualifications are necessary for counsel to render its opinion, or, in the alternative, please delete such assumptions.

8. Please remove the statement on page four that natural persons or legal entities that are involved in the services provided by or on behalf of counsel cannot be held liable in any manner whatsoever. Such a limitation is inappropriate.

Form 10-K for the Fiscal Year Ended December 31, 2012

9. We note the amendment to your December 31, 2012 Form 10-K filed on August 1, 2013. Please further amend your Form 10-K to provide a conclusion on the effectiveness of the controls as required by Item 307 of Regulation S-K.

Reporting of Ore Reserves and Mineral Resources, page 37

10. We note your response to comment 2 from our letter dated July 15, 2013. Additionally we note your previous disclosure regarding the composition of total heavy metals including ilmenite, zircon, rutile, and leucoxene that was disclosed in your amended S-4 as filed on May 4, 2012. Please explain why you no longer believe it to be necessary to include this disclosure in your current filings.

11. We note your response to comment 4 from our letter dated July 15, 2013. We believe the cut-off grade and the pricing used in the determination of your mineral reserves to be material information associated with your mineral reserves. Additionally we note that your previous disclosure in your amended S-4 as filed on May 4, 2012 included this information. We reissue the comment.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions regarding the engineering comments in this letter, you may contact John Coleman, Mining Engineer, at (202) 551-3610. You may contact Al Pavot, Staff Accountant, at 202-551-3738 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or myself, at 202-551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien, for

Pamela A. Long
Assistant Director

cc: Christian O. Nagler, Esq. (*via E-mail*)
         Kirkland & Ellis LLP